    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 1998.



                                                      REGISTRATION NO. 333-55943

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                AMAZON.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           7375                          91-1646860
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER IDENTIFICATION
         INCORPORATION             CLASSIFICATION CODE NUMBER)                NUMBER)
        OR ORGANIZATION)

                               1516 SECOND AVENUE
                           SEATTLE, WASHINGTON 98101
                                 (206) 622-2335
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                JEFFREY P. BEZOS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                AMAZON.COM, INC.
                               1516 SECOND AVENUE
                           SEATTLE, WASHINGTON 98101
                                 (206) 622-2335
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                COPIES OF ALL COMMUNICATIONS SHOULD BE SENT TO:
                               L. MICHELLE WILSON

                                  MICHAEL DEAL

                                PERKINS COIE LLP
                         1201 THIRD AVENUE, 40TH FLOOR
                         SEATTLE, WASHINGTON 98101-3099
                                 (206) 583-8888

        Approximate date of commencement of proposed sale to the public:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number or the earlier effective registration statement for the same offering. [ ] ____________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

PROSPECTUS (SUBJECT TO COMPLETION)


ISSUED AUGUST 11, 1998


                                5,000,000 SHARES

                                     [LOGO]
                                  COMMON STOCK
                                PAR VALUE $0.01

                            ------------------------

     Amazon.com, Inc., a Delaware corporation (the "Company"), has registered 5,000,000 shares of its Common Stock, $0.01 par value per share (the "Common Stock"), which may from time to time be offered by this Prospectus principally in connection with the acquisition, directly or indirectly, of entities. Such shares may be issued in exchange for the shares of capital stock (by merger or otherwise), partnership interests or other assets representing an interest, direct or indirect, in other companies or other entities, or in exchange for assets used in or related to the business of such entities. In general, the terms of such acquisitions will be determined by direct negotiations between representatives of the Company and the owners of the businesses or properties to be acquired or, in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by the Company. Under some circumstances, however, the Company may issue shares of Common Stock covered by this Prospectus to pay brokers' commissions incurred in connection with acquisitions.

     The Company has filed a Registration Statement on Form S-4 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC") covering up to 5,000,000 shares of the Common Stock offered hereby. This Prospectus does not cover any resale of Common Stock, and no person is authorized to make use of this Prospectus in connection with any such resale or distribution.

     The Common Stock is quoted on the Nasdaq National Market under the symbol "AMZN." See "Risk Factors" and "Description of Capital Stock of the Company."

                            ------------------------

   AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


               The date of this Prospectus is August     , 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the SEC. Such reports, proxy and information statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following SEC Regional
Offices: Seven World Trade Center, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies can be obtained from the SEC by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed the Registration Statement under the Securities Act covering the securities described herein. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement and the exhibits thereto, which may be inspected without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the SEC at prescribed rates.

     The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the SEC. The address of such site is http://www.sec.gov.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed with the SEC by the Company (File No. 000-22513) are incorporated by reference in this Prospectus:

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

     (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

     (3) The Company's Current Reports on Form 8-K filed April 27, 1998, April 28, 1998, May 1, 1998, May 6, 1998 and August 7, 1998; and

     (4) The Company's Registration Statement on Form 8-A filed May 2, 1997.

     All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE THEREIN) ARE AVAILABLE UPON REQUEST WITHOUT CHARGE FROM THE SECRETARY OF THE COMPANY, 1516 SECOND AVENUE, SEATTLE, WASHINGTON 98101 (TELEPHONE NUMBER (206) 622-2335). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE FIVE DAYS PRIOR TO THE DATE ON WHICH A FINAL INVESTMENT DECISION IS TO BE MADE.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated herein by reference contain forward-looking statements based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management. All statements, trends, analyses and other information contained in this Prospectus relative to trends in net sales, gross margin, anticipated expense levels and liquidity and capital resources, as well as other statements including, but not limited to, words such as "anticipate," "believe," "plan," "estimate," "expect," "seek" and "intend," and other similar expressions, constitute forward-looking statements. These forward-looking statements involve risks and uncertainties, and actual results may differ materially from those anticipated or expressed in such statements. Potential risks and uncertainties include, among others, those set forth herein under "Risk Factors," as well as set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview," "-- Liquidity and Capital Resources" and "-- Additional Factors That May Affect Future Results" in the Company's Quarterly Report on Form 10-Q to be filed for the quarter ended June 30, 1998 and under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Liquidity and Capital Resources" and "Business -- Additional Factors That May Affect Future Results" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997. Particular attention should be paid to the cautionary statements involving the Company's limited operating history, the unpredictability of its future revenues, the unpredictable and evolving nature of its business model, the intensely competitive online commerce and retail book and music industries and the risks associated with capacity constraints, systems development, management of growth, acquisitions, any new products and international or domestic business expansion. Except as required by law, the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers, however, should carefully review the factors set forth in other reports or documents that the Company files from time to time with the SEC.

                                  THE COMPANY


     Amazon.com, Inc. ("Amazon.com" or the "Company") is the leading online retailer of books and music. The Company also sells videotapes, audiotapes and other products. Since opening for business as "Earth's Biggest Bookstore" in July 1995, Amazon.com has become one of the most widely known, used and cited commerce sites on the World Wide Web (the "Web"). Amazon.com strives to offer its customers compelling value through innovative use of technology, broad selection, high-quality content, a high level of customer service, competitive pricing and personalized services. The Company offers a catalog of approximately
3.0 million titles, easy-to-use search and browse features, e-mail services, personalized shopping services, Web-based credit card payment and direct shipping to customers. The Company currently offers other information-based products, such as music, and intends over time to expand its catalog into other product categories. Amazon.com has virtually unlimited online shelf space and offers customers a vast selection through an efficient search-and-retrieval interface.



     Operating as an online book retailer, Amazon.com has grown rapidly since first opening its Web site in July 1995. Through June 30, 1998, the Company had sales of more than $367 million to approximately 3.1 million customer accounts in over 150 countries. Repeat customers accounted for over 62% of orders in the six months ended June 30, 1998. International sales represented 21% of net sales in the six months ended June 30, 1998.


     Amazon.com's objective is to be the leading online retailer of information-based products and services, with an initial focus on books and, more recently, music. The Company's key strategies to attain this goal include: creating customer loyalty by delivering a compelling value proposition; building strong brand recognition and maintaining market leadership; continuing to expand revenue opportunities; creating and executing a superior economic model; maintaining technology focus and expertise; building strong supplier relationships; and attracting and retaining exceptional employees.


     Amazon.com was incorporated in 1994 in the State of Washington and reincorporated in 1996 in the State of Delaware. The Company's principal corporate offices are located in Seattle, Washington. Amazon.com completed its initial public offering in May 1997 and its Common Stock is listed on the Nasdaq National Market under the symbol "AMZN."


     "Amazon.com" and "Earth's Biggest Bookstore" are service marks of Amazon.com, Inc. All other products, company names and logos are marks of their respective companies.

     Information contained on the Company's Web site will not be deemed to be a part of this Prospectus. As used herein, "titles" offered by the Company means the number of items offered in the Company catalog and includes books, CDs, videotapes, audiotapes and other products.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, investors should carefully consider the following risk factors before making an investment decision concerning the Common Stock. All statements, trend analysis and other information contained in this Prospectus relative to markets for the Company's products and trends in net sales, gross margin and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "seek" and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements.

     An investment in the Common Stock offered hereby involves a high degree of risk. The following risk factors, together with the other information set forth in this Prospectus, should be considered carefully before purchasing the Common Stock offered hereby.

LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; ANTICIPATED LOSSES


     The Company was incorporated in July 1994 and commenced offering products for sale on its Web site in July 1995. Accordingly, the Company has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, maintain and increase its customer base, implement and successfully execute its business and marketing strategy and its expansion into new product and geographic markets, effectively integrate acquisitions and other business combinations, continue to develop and upgrade its technology and transaction-processing systems, improve its Web site, provide superior customer service and order fulfillment, respond to competitive developments and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.



     Since inception, the Company has incurred significant losses, and as of June 30, 1998 had an accumulated deficit of $64.1 million. The Company believes that its success will depend in large part on its ability to (i) extend its brand position, (ii) provide its customers with outstanding value and a superior shopping experience, and (iii) achieve sufficient sales volume to realize economies of scale. Accordingly, the Company intends to continue to invest heavily in marketing and promotion, product development and technology and operating infrastructure development. The Company also offers attractive pricing programs, which have resulted in relatively low product gross margins. As a result, achieving profitability given planned investment levels depends on the Company's ability to generate and sustain substantially increased revenue levels. In addition, amounts associated with the Company's recent acquisitions, including amortization of goodwill and other purchased intangibles and ongoing operating expenses of those companies, as well as interest expense related to the Senior Discount Notes (as defined below) will further affect the Company's operating results. As a result of the foregoing factors, the Company believes that it will continue to incur substantial operating losses for the foreseeable future and that the rate at which such losses will be incurred will increase significantly from current levels. Although the Company has experienced significant revenue growth in recent periods, such growth rates are not sustainable and will decrease in the future. In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its operating results, including the Company's gross profit and operating expenses as a percentage of net sales, are not necessarily meaningful and should not be relied on as an indication of future performance.


UNPREDICTABILITY OF FUTURE REVENUES; POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

     As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are to a large extent fixed. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service, marketing or acquisition decisions that could have a material adverse effect on its business, prospects, financial condition and results of operations. For example, the Company has recently announced acquisitions which will result in the Company's incurring significant charges, including amortization of goodwill and other purchased intangibles and ongoing operating expenses of the acquired companies.



     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include, among others, (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) the Company's ability to acquire product, to maintain appropriate inventory levels and to manage fulfillment operations,
(iii) the Company's ability to maintain gross margins in its existing business and in future product lines and markets, (iv) the development, announcement or introduction of new sites, services and products by the Company and its competitors, (v) price competition or higher wholesale prices in the industry,
(vi) the level of use of the Internet and online services and increasing consumer acceptance of the Internet and other online services for the purchase of products such as those offered by the Company, (vii) the Company's ability to upgrade and develop its systems and infrastructure, (viii) the Company's ability to attract new personnel in a timely and effective manner, (ix) the level of traffic on the Company's Web site, (x) the Company's ability to manage effectively its development of new business segments and markets, (xi) the Company's ability to successfully manage the integration of operations and technology of acquisitions or other business combinations, (xii) technical difficulties, system downtime or Internet brownouts, (xiii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (xiv) the number of popular books, music and other products introduced during the period, (xv) the level of merchandise returns experienced by the Company, (xvi) governmental regulation and taxation policies, (xvii) disruptions in service by common carriers due to strikes or otherwise, and (xviii) general economic conditions and economic conditions specific to the Internet, online commerce and the book and music industries.



     The Company expects that it will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns. Internet usage and the rate of Internet growth may be expected to decline during the summer. Further, sales in the traditional retail book and music industries are generally significantly higher in the fourth calendar quarter of each year.


     Due to the foregoing factors, in one or more future quarters the Company's operating results may fall below the expectations of securities analysts or investors. In such event, the trading price of the Common Stock would likely be materially adversely affected.

COMPETITION

     The online commerce market, particularly over the Web, is new, rapidly evolving and intensely competitive. In addition, the retail book and music industries are intensely competitive. The Company's current or potential competitors include (i) various online booksellers and vendors of other products such as CDs and videotapes, including entrants into narrow specialty niches,
(ii) a number of indirect competitors that specialize in online commerce or derive a substantial portion of their revenues from online commerce, through which retailers other than the Company may offer products, and (iii) publishers, distributors and retail vendors of books, music and other products, including Barnes & Noble, Inc., Bertelsmann AG and other large specialty booksellers and integrated media corporations, many of which possess significant brand awareness, sales volume and customer bases. The Company believes that the principal competitive factors in its market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of editorial and other site content and reliability and speed of fulfillment. Many of the Company's competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. Certain of the Company's competitors may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that the Company will be able to compete successfully against current and future competitors.


     The Company expects that competition in the Internet and online commerce markets will intensify in the future. For example, as various Internet market segments obtain large, loyal customer bases, participants in those segments may seek to leverage their market power to the detriment of participants in other market segments. In addition, new technologies and the expansion of existing technologies may increase the competitive pressures on online retailers, including the Company. For example, "shopping agent" technologies will permit customers to quickly compare the Company's prices with those of its competitors. Competitive pressures created by any one of the Company's competitors, or by the Company's competitors collectively, could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.


SYSTEM DEVELOPMENT AND OPERATION RISKS

     The Company's revenues depend on the number of visitors who shop on its Web site and the volume of orders it fulfills. Any system interruptions that result in the unavailability of the Company's Web site or reduced order fulfillment performance would reduce the volume of goods sold and the attractiveness of the Company's product and service offerings. The Company has experienced periodic system interruptions, which it believes will continue to occur from time to time. The Company uses an internally developed system for its Web site, search engine and substantially all aspects of transaction processing, including order management, cash and credit card processing, purchasing, inventory management and shipping. The Company will be required to add additional software and hardware and further develop and upgrade its existing technology, transaction-processing systems and network infrastructure to accommodate increased traffic on its Web site and increased sales volume through its transaction-processing systems. Any inability to do so may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment, or delays in reporting accurate financial information. There can be no assurance that the Company will be able to accurately project the rate or timing of increases, if any, in the use of its Web site or in a timely manner to effectively upgrade and expand its transaction-processing systems or to integrate smoothly any newly developed or purchased modules with its existing systems. Any inability to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.


     Substantially all the Company's computer and communications hardware is located at a single leased facility in Seattle, Washington. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company does not currently have redundant systems or a formal disaster recovery plan and does not have sufficient business interruption insurance to compensate it for losses that may occur. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data or the inability to accept and fulfill customer orders. The occurrence of any of the foregoing events could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.


MANAGEMENT OF POTENTIAL GROWTH

     The Company has rapidly and significantly expanded its operations and anticipates that further expansion will be required to address potential growth in its customer base, to expand its product and service offerings and its international operations, and to pursue other market opportunities. The Company's employee base has similarly expanded, growing from 158 employees as of December 31, 1996 to 1,170 employees as of June 30, 1998. The expansion of the Company's operations and employee base has placed, and is expected to continue to place, a significant strain on the Company's management, operational and financial resources. To manage the expected growth of its operations and personnel, the Company will be required to improve existing and implement new transaction-processing, operational and financial systems, procedures and controls, as well as to expand, train and manage its growing employee base. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support the Company's future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that Company management will be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company is unable to manage growth effectively, such inability could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

RISKS OF NEW BUSINESS AREAS

     The Company over time intends to expand its operations by promoting new or complementary products or sales formats and by expanding the breadth and depth of its product or service offerings and introduced its music store in June 1998. Expansion of the Company's operations in this manner will require significant additional expenses and development, operations and editorial resources and could strain the Company's management, financial and operational resources. Furthermore, the Company may not benefit from the first-mover advantage that it experienced in the online book market, and gross margins attributable to new business areas may be lower than those associated with the Company's existing business activities. There can be no assurance that the Company will be able to expand its operations in a cost-effective or timely manner. Furthermore, any new business launched by the Company that is not favorably received by consumers could damage the Company's reputation or the Amazon.com brand. The lack of market acceptance of such efforts or the Company's inability to generate satisfactory revenues from such expanded services or products to offset their cost could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Gross margins attributable to new business areas may be lower than those associated with the Company's existing business activities. In particular, the Company has announced plans to offer music to customers, and anticipates that music product gross margin, which is expected to be lower than book gross margin, will affect overall gross margin proportionately to its impact on product mix.

RISKS OF INTERNATIONAL EXPANSION

     The Company expects to expand its presence in foreign markets and has recently acquired two international online booksellers to accelerate this expansion. To date, the Company has only limited experience in sourcing, marketing and distributing products on an international basis and in developing localized versions of its Web site and other systems. The Company expects to incur significant costs in establishing international facilities and operations, in promoting its brand internationally, in developing localized versions of its Web site and other systems and in sourcing, marketing and distributing products in foreign markets. There can be no assurance that the Company's international efforts will be successful. If the revenues resulting from international activities are inadequate to offset the expense of establishing and maintaining foreign operations, such inadequacy could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. In addition, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, export and import restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity in other parts of the world and potentially adverse tax consequences, any of which could adversely effect the success of the Company's international operations. Furthermore, it is possible that governments in certain foreign jurisdictions may have or enact legislation with respect to the Internet or other online services in such areas as content, network security, encryption or distribution that may effect the Company's ability to conduct business abroad. There can be no assurance that one or more of such factors would not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, prospects, financial condition and results of operations.

RISKS OF BUSINESS COMBINATIONS AND STRATEGIC ALLIANCES


     The Company may choose to expand its operations or market presence by entering into business combinations, investments, joint ventures or other strategic alliances with third parties such as the Company's April acquisitions of three international Internet companies and pending acquisitions of Junglee Corporation and Sage Enterprises, Inc. (PlanetAll). Any such transaction will be accompanied by risks commonly encountered in such transactions, which include, among others, the difficulty of assimilating the operations, technology and personnel of the combined companies, the potential disruption of the Company's ongoing business, the possible inability to retain key technical and managerial personnel, the potential inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired businesses, additional expenses associated with amortization of goodwill and purchased intangible assets, additional operating losses and expenses associated with the activities and expansion of acquired businesses, the maintenance of uniform standards, controls and policies and the possible impairment of relationships with existing employees and customers. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered in connection with such business combinations, investments, joint ventures or other strategic alliances, or that such transactions will not have a material adverse effect on the Company's business, prospects, financial condition and results of operations.


RAPID TECHNOLOGICAL CHANGE

     To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of the Amazon.com online store. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new products and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing Web site and proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of a Web site and other proprietary technology entails significant technical, financial and business risks. There can be no assurance that the Company will successfully implement new technologies or adapt its Web site, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, such inability could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company's performance is substantially dependent on the continued services and on the performance of its senior management and other key personnel, particularly Jeffrey P. Bezos, its President, Chief Executive Officer and Chairman of the Board. The Company does not have long-term employment agreements with any of its key personnel and maintains no "key person" life insurance policies. The loss of the services of its executive officers or other key employees could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

RELIANCE ON CERTAIN SUPPLIERS

     The Company purchases a substantial majority of its products from two major vendors, Ingram Book Group ("Ingram") and Baker & Taylor, Inc. Ingram is the Company's single largest supplier and accounted for 58% and 59% of the Company's inventory purchases in 1997 and 1996, respectively. The Company has no long-term contracts or arrangements with any of its vendors that guarantee the availability of merchandise, the continuation of particular payment terms or the extension of credit limits. There can be no assurance that the Company's current vendors will continue to sell merchandise to the Company on current terms or that the Company will be able to establish new or extend current vendor relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If the Company were unable to develop and maintain relationships with vendors that would allow it to obtain sufficient quantities of merchandise on acceptable commercial terms, such inability could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

INCREASED LEVERAGE

     The Company has significant indebtedness outstanding, principally the offering of approximately $326 million gross proceeds of 10% Senior Discount Notes due 2008 (the "Senior Discount Notes"), capitalized lease obligations and other equipment financing. The Company may incur substantial additional indebtedness in the future. The level of the Company's indebtedness, among other things, could (i) make it difficult for the Company to make payments on the Senior Discount Notes, (ii) make it difficult for the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes, (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business, and (iv) make it more vulnerable in the event of a downturn in its business. There can be no assurance that the Company will be able to improve its earnings before fixed charges or that the Company will be able to meet its debt service obligations, including its obligations under the Senior Discount Notes. In the event the Company's cash flow is inadequate to meet its obligations, the Company could face substantial liquidity problems. If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if the Company otherwise fails to comply with the various covenants in its indebtedness, it would be in default under the terms thereof, which would permit the holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of the Company. Any such default could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

RISKS ASSOCIATED WITH DOMAIN NAMES

     The Company currently holds various Web domain names relating to its brand, including the "Amazon.com" domain name. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the exclusive registrar for the ".com," ".net" and ".org" generic top-level domains. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, there can be no assurance that the Company will be able to acquire or maintain relevant domain names in all countries in which it conducts business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. The Company, therefore, may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights. Any such inability could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

     The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

RESTRICTIONS ON PAYMENT OF DIVIDENDS

     The Company has never paid any cash dividends on its Common Stock. The Company's Board of Directors will determine future dividend policy based on the Company's results of operation, financial condition, capital requirements and other circumstances. The Indenture, dated as of May 8, 1998, between the Company and the Bank of New York, as Trustee (the "Indenture"), relating to the Senior Discount Notes, prohibits the Company from paying cash dividends on its capital stock, subject to certain exceptions. It is not anticipated that any cash dividends will be paid on the Common Stock in the foreseeable future.


VOLATILITY OF STOCK PRICE



     The trading price of the Common Stock is subject to wide fluctuations. For example, during the quarter ended June 30, 1998, the reported closing price of the Common Stock on the Nasdaq National Market was as high as $99.81 and as low as $40.50 per share. Trading prices of the Common Stock may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of innovations, new products, strategic developments or business combinations by the Company or its competitors, changes in the Company's expected operating expense levels or losses, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company, news reports relating to trends in the Internet, book or music industries and other events or factors many of which are beyond the Company's control. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of the Common Stock, regardless of the Company's operating performance.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" to be included in the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 1998 and the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which are incorporated by reference herein. See "Incorporation of Documents by Reference." The statement of operations data for the six months ended June 30, 1998 and the balance sheet data at June 30, 1998, with the exception of the other operating data, are derived from financial statements of the Company, which are included in the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 1998, which is incorporated by reference herein. See "Incorporation of Documents by Reference." The statement of operations data for each of the years in the three-year period ended December 31, 1997 and the balance sheet data at December 31, 1997 and 1996, with the exception of the other operating data, are derived from financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors, and are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference herein. See "Incorporation of Documents by Reference." The statement of operations data for the period from July 5, 1994 (inception) to December 31, 1994 and the balance sheet data at December 31, 1995 and 1994, with the exception of the other operating data, are derived from the financial statements of the Company which were also audited by Ernst & Young LLP, and are included in the Company's Registration Statement on Form S-1 (Registration No. 333-23795), dated May 15, 1997. The historical results are not necessarily indicative of future results.

                                                                                                           FOR THE PERIOD
                                                              SIX MONTHS                                    FROM JULY 5,
                                                                 ENDED        YEAR ENDED DECEMBER 31,     1994 (INCEPTION)
                                                               JUNE 30,     ---------------------------   TO DECEMBER 31,
                                                                 1998         1997      1996      1995          1994
                                                              -----------   --------   -------   ------   ----------------
                                                              (UNAUDITED)            (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net sales.................................................   $203,352     $147,758   $15,746   $  511       $    --
  Cost of sales.............................................    157,840      118,945    12,287      409            --
                                                               --------     --------   -------   ------       -------
  Gross profit..............................................     45,512       28,813     3,459      102            --
  Operating expenses:
    Marketing and sales.....................................     45,955       38,964     6,090      200            --
    Product development.....................................     14,789       12,485     2,313      171            38
    General and administrative..............................      5,225        6,573     1,035       35            14
    Amortization of goodwill and other purchased
      intangibles...........................................      5,413           --        --       --            --
                                                               --------     --------   -------   ------       -------
         Total operating expenses...........................     71,382       58,022     9,438      406            52
                                                               --------     --------   -------   ------       -------
  Loss from operations......................................    (25,870)     (29,209)   (5,979)    (304)          (52)
  Interest income...........................................      4,974        1,898       202        1            --
  Interest expense..........................................     (9,589)        (279)       --       --            --
                                                               --------     --------   -------   ------       -------
  Net interest income (expense).............................     (4,615)       1,619       202        1            --
                                                               --------     --------   -------   ------       -------
  Net loss..................................................   $(30,485)    $(27,590)  $(5,777)  $ (303)      $   (52)
                                                               ========     ========   =======   ======       =======
Basic and diluted loss per share(1).........................   $  (0.64)    $  (0.64)  $ (0.16)  $(0.01)      $ (0.00)
                                                               ========     ========   =======   ======       =======
Shares used in computation of basic and diluted loss per
  share(1)..................................................     47,299       43,302    37,088   28,788        35,460
                                                               ========     ========   =======   ======       =======
OTHER OPERATING DATA:
  Net cash provided by (used in) operating activities.......   $ (4,420)    $  3,522   $(1,735)  $ (232)      $   (24)
  Capital expenditures(2)...................................      7,714       11,604     1,214       52            28
  EBITDA(3).................................................    (11,494)     (22,633)   (5,491)    (284)          (47)
BALANCE SHEET DATA:
Cash........................................................   $  2,523     $  1,567   $   823   $  804       $    52
Marketable securities.......................................    337,396      123,499     5,425      192            --
Working capital (deficiency)................................    297,517       93,517     2,270      920           (16)
Total assets................................................    443,759      149,006     8,271    1,084            76
Total debt..................................................    333,090       78,202        --       --            --
Stockholders' equity........................................     39,429       28,486     3,401      977             8

---------------
(1) As adjusted for the Company's 2-for-1 stock split payable June 1, 1998.

(2) Capital expenditures include assets acquired under capital leases.

(3) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is provided because it is a commonly accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is presented to enhance the understanding of the Company's operating results and is not intended to represent cash flows or results of operations in accordance with generally accepted accounting principles ("GAAP") for the periods indicated. EBITDA is not a measurement under GAAP and is not necessarily comparable with similarly titled measures of other companies. Net cash flows from operating activities as determined using GAAP are also presented in Other Operating Data.

                                  THE OFFERING

     This Prospectus relates to up to 5,000,000 shares of Common Stock, which the Company proposes to issue from time to time in its continuing program of acquisitions of entities. The consideration for any acquisition may consist of cash, notes or other evidences of debt, assumptions of liabilities, equity securities or a combination thereof, as determined from time to time by negotiations between the Company and the owners of businesses or properties to be acquired. In general, the terms of acquisitions will be determined by direct negotiations between the representatives of the Company and the owners of the businesses or properties to be acquired or, in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting approval of statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by the Company. Under some circumstances, however, the Company may issue shares of Common Stock covered by this Prospectus to pay brokers' commissions incurred in connection with acquisitions.

RESTRICTIONS ON RESALE OF COMMON STOCK

     The Common Stock offered hereby has been registered under the Securities Act, but this registration does not cover resale or distribution by the person who receives shares of the Common Stock issued by the Company in its acquisitions. Affiliates of entities acquired by the Company may not sell shares of Common Stock registered under this Prospectus except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits such affiliates to sell such shares immediately following the acquisition in compliance with certain volume limitations and manner of sale requirements. Under Rule 145, sales by such affiliates during any three-month period cannot exceed the greater of (i) 1% of the shares of Common Stock outstanding (approximately 490,000 shares assuming 49 million shares of Common Stock remain outstanding) and (ii) the average weekly reported volume of trading of the Common Stock on all national securities exchanges and/or reported through the Nasdaq National Market during the four calendar weeks preceding the proposed sale. These restrictions will cease to apply under most other circumstances if the affiliate has held the shares of Common Stock for at least one year, provided that the person or entity is not then an affiliate of the Company. Individuals who are not affiliates of the entity being acquired will not be subject to resale restrictions under Rule 145 and may resell shares of Common Stock immediately following the acquisition without an effective registration statement under the Securities Act.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

     The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of Preferred Stock, $0.01 par value per share. The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Certificate of Incorporation and the provisions of applicable law.

COMMON STOCK

     As of July 31, 1998, there were 49,865,617 shares of Common Stock outstanding held of record by 463 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued pursuant to this Prospectus will be fully paid and nonassessable.

Pursuant to the Indenture, the Company may not declare or pay any dividend or make any distribution on or with respect to its capital stock, including Common Stock, subject to certain exceptions.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. The Company currently has no plans to issue any Preferred Stock. Pursuant to the Indenture, the Company may not declare or pay any dividend or make any distribution on or with respect to its capital stock, including Preferred Stock, subject to certain exceptions.

ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF RESTATED CERTIFICATE OF INCORPORATION AND WASHINGTON LAW

     As noted above, the Company's Board of Directors, without stockholder approval, has the authority under the Company's Restated Certificate of Incorporation to issue Preferred Stock with rights superior to the rights of the holders of Common Stock. As a result, Preferred Stock could be issued quickly and easily, could adversely affect the rights of holders of Common Stock and could be issued with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult.

     The laws of the State of Washington, where the Company's principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act (the "WBCA") prohibits a "Target Corporation," with certain exceptions, from engaging in certain "Significant Business Transactions" with a person or group of persons that beneficially owns 10% or more of the voting securities of the Target Corporation (an "Acquiring Person") for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the Target Corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the Target Corporation as a result of the Acquiring Person's acquisition of 10% or more of the shares or allowing the Acquiring Person to receive any disproportionate benefit as a stockholder. After the five-year period, a Significant Business Transaction may take place as long as it complies with certain fair price provisions of the statute. A Target Corporation includes a foreign corporation if (i) the corporation has a class of voting stock registered pursuant to Section 12 or 15 of the Exchange Act, (ii) the corporation's principal executive office is located in the State of Washington,
(iii) any of (a) more than 10% of the corporation's stockholders of record are Washington residents, (b) more than 10% of its shares of record are owned by Washington residents, or (c) 1,000 or more of its stockholders of record are Washington residents, (iv) a majority of the corporation's employees are Washington residents or more than 1,000 Washington residents are employees of the corporation, and (v) a majority of the corporation's tangible assets are located in Washington State or the corporation has more than $50 million of tangible assets located in the state of Washington. A corporation may not "opt out" of this statute. Depending on whether the Company meets the definition of a Target Corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring or preventing a change in control of the Company.

     Although Section 203 of the Delaware General Corporation Law (the "DGCL") generally prohibits Delaware corporations from engaging in certain "Business Combinations" (as defined therein) with certain "Interested Stockholders" (as defined therein) for a period of three years unless certain criteria are met, the

Company has expressly elected in its Restated Certificate of Incorporation not to be governed by Section 203 of the DGCL.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services L.L.C., Ridgefield Park, New Jersey.

NASDAQ NATIONAL MARKET LISTING

     The shares of Common Stock being offered hereby have been approved for listing on the Nasdaq National Market under the symbol "AMZN," subject to official notice of issuance.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Perkins Coie LLP, 1201 Third Avenue, 40th Floor, Seattle, Washington 98101.

                                    EXPERTS

     The financial statements of Amazon.com, Inc. appearing in Amazon.com, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Documents by
  Reference...........................    2
Forward-Looking Statements............    3
The Company...........................    4
Risk Factors..........................    5
Selected Financial Data...............   12
The Offering..........................   13
Description of Capital Stock of the
  Company.............................   13
Legal Matters.........................   15
Experts...............................   15

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                5,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                PAR VALUE $0.01
                              --------------------

                                   PROSPECTUS
                              --------------------
                                 August  , 1998

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

     Section 10 of the registrant's Bylaws requires indemnification to the full extent permitted under Delaware law as it now exists or may hereafter be amended. Subject to any restrictions imposed by Delaware law, the Bylaws provide an unconditional right to indemnification for all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (including, to the extent permitted by law, any derivative action) by reason of the fact that such person is or was serving as a director or officer of the registrant or that, being or having been a director or officer of the registrant, such person is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. The Bylaws also provide that the registrant may, by action of its Board of Directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Article 10 of the registrant's Restated Certificate of Incorporation provides that to the full extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the registrant shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of such Article 10 shall not adversely affect any right or protection of a director of the registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     The registrant has entered into certain indemnification agreements with its officers and directors. The indemnification agreements provide the registrant's officers and directors with further indemnification to the maximum extent permitted by the DGCL.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibit Index

 3.1+  Restated Certificate of Incorporation.
 4.1* Indenture, dated as of May 8, 1998, between the registrant and the Bank of New York, as Trustee.
 4.2*  Form of 10% Senior Discount Note due 2008.
 4.3* Registration Rights Agreement, entered May 8, 1998, between the registrant and Morgan Stanley & Co., Incorporated.
 5.1+  Opinion of Perkins Coie LLP.
23.1   Consent of Ernst & Young LLP, Independent Auditors.
23.2+ Consent of Perkins Coie LLP (contained in Exhibit 5.1 above).
24.1+  Power of Attorney (contained on signature page).

---------------
* Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

+ Previously filed.

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes as follows:

     (1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) Every prospectus that (i) is filed pursuant to paragraph (1) immediately preceding or (ii) purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of any amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned registrant will deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, will deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) The registrant will respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (6) The registrant will supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective, except where the transaction in which the securities being offered pursuant to the registration statement would itself qualify for an exemption under Section 5 of the Securities Act of 1933, absent the existence of other similar (prior or subsequent) transactions.

     (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (8) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (9) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (10) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington on August 10, 1998.

                                          AMAZON.COM, INC.

                                          By:    /s/ JEFFREY P. BEZOS

                                          --------------------------------------
                                                       Jeffrey P. Bezos
                                                  Chairman of the Board,
                                          President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                     TITLE                      DATE
                   ---------                                     -----                      ----

              /s/ JEFFREY P. BEZOS                 Chairman of the Board, President    August 10, 1998
------------------------------------------------      and Chief Executive Officer
                Jeffrey P. Bezos                     (Principal Executive Officer)

                /s/ JOY D. COVEY                     Chief Financial Officer, Vice     August 10, 1998
------------------------------------------------       President of Finance and
                  Joy D. Covey                       Administration and Secretary
                                                   (Principal Financial Officer and
                                                     Principal Accounting Officer)

                 *TOM A. ALBERG                                Director                August 10, 1998
------------------------------------------------
                 Tom A. Alberg

                * SCOTT D. COOK                                Director                August 10, 1998
------------------------------------------------
                 Scott D. Cook

                * L. JOHN DOERR                                Director                August 10, 1998
------------------------------------------------
                 L. John Doerr

            *PATRICIA Q. STONESIFER                            Director                August 10, 1998
------------------------------------------------
             Patricia Q. Stonesifer

           * By: /s/ JEFFREY P. BEZOS                                                  August 10, 1998
-----------------------------------------------
                Jeffrey P. Bezos
                Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                           SEQUENTIALLY
                                                                             NUMBERED
    NUMBER                           DESCRIPTION                               PAGE
    ------                           -----------                           ------------
     3.1+    Restated Certificate of Incorporation.......................
     4.1*    Indenture, dated as of May 8, 1998, between the registrant and the Bank of New York, as Trustee........................
     4.2*    Form of 10% Senior Discount Note due 2008...................
     4.3*    Registration Rights Agreement, entered May 8, 1998, between the registrant and Morgan Stanley & Co., Incorporated.......
     5.1+    Opinion of Perkins Coie LLP.................................
    23.1     Consent of Ernst & Young LLP, Independent Auditors..........
    23.2+    Consent of Perkins Coie LLP (contained in Exhibit 5.1
             above)......................................................
    24.1+    Power of Attorney (contained on signature page).............

---------------
* Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

+ Previously filed.